Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

November 13, 2024

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	TCW Direct Lending VII LLC (File No. 814-01246)

Ladies and Gentlemen:

On behalf of TCW Direct Lending VII LLC (the “Registrant”), we hereby respond to the oral comments provided on November 1, 2024 to the undersigned by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the planned solicitation of consents from unitholders of the Registrant (the “Consent Solicitation”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as stated in the Consent Solicitation, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: The Staff noted that the proposal in this consent solicitation with respect to follow-on investments differs from the proposal in consent soliciting materials recently used by TCW Direct Lending LLC. Please supplementally explain why the proposals are different between these similar affiliated funds.

Response: Comment acknowledged. The provisions in the respective governing limited liability company agreements differ with respect to follow-on investments. Section 6.1.4(b) of the Second Amended and Restated Limited Liability Company Agreement dated September 19, 2014 for TCW Direct Lending LLC requires specific consent for any follow-on investments after the third anniversary of the “Commitment Period” for that fund, which is why the consent solicitation for that fund named specific companies. The Fourth Amended and Restated Limited Liability Company Agreement dated January 14, 2019 with respect to the Registrant has the same 10% limitation but does not have the same three-year limitation in Section 6.1.4(b).

2.	Comment: The Consent Solicitation disclosure states that the Board of Directors has authorized the Registrant to issue the Consent Solicitation, but does not disclose the factors considered by the Board with respect to that authorization or any related recommendation. Please supplementally explain why the Registrant did not include a discussion of those factors.

Response: Comment acknowledged. The Board was comfortable authorizing the Consent Solicitation because it views the sophisticated institutional investors that have invested in the Registrant to be capable of conducting an analysis and making their own determinations about the proposal. The Board did not want to substitute its judgment or make findings about this proposal when those investors are better situated to make a determination based on their own interests.

3.	Comment: Please add an item to the Q&A section explaining what would happen if the proposal is not approved by unitholders.

Response: Comment accepted. The Registrant has added an item to that section accordingly.

4.	Comment: In the Q&A item that asks what effect the proposal will have on the investment objective or fees, please explain that, if correct, over the long term additional follow-on investments may result in more management fees over time.

Response: Comment accepted. The Registrant has added that disclosure.

5.	Comment: In the next Q&A item about adverse effects, please disclose that, to the extent additional follow-on investments permitted by the proposal are funded with borrowings, that the fund may incur additional interest expenses.

Response: Comment accepted. The Registrant has added that disclosure.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC